January 23, 2013

Jim Allegretto
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Global Payments Inc.
Form 10-K for the Fiscal Year Ended May 31, 2012
Filed July 27, 2012
File No. 001-16111

Dear Mr. Allegretto:

This letter sets forth the response of Global Payments Inc. (the “Company”) to the additional comments of the staff of the Commission, dated January 10, 2013, with regard to the above referenced filing.

For convenience, each staff comment is reprinted, and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended May 31, 2012
Item 8 - Financial Statements and Supplementary Data, page 48
Note 3 - Business and Intangible Asset Acquisitions, page 64
Fiscal 2010, page 66

Comment: We have read your response to our comment in our letter dated November 15, 2012. We agree that, to the extent a partnership's tax consequences will “flow through” to the partners, the guidance in ASC 740-30-25-9 should not be interpreted literally. We believe the intent of ASC 740-30-25-9 was to prohibit recording deferred tax assets for subsidiary outside basis differences except in circumstances where “… only if it is apparent that the temporary difference will reverse in the foreseeable future.” We understand the firm literature on pass-through entities was developed, in part, based on the jurisdictional tax authority's allowance for a taxpayer to make an election to treat outside basis differences as inside basis differences such as Section 754 under the IRC. Your analysis clearly indicates there was, and continues to be uncertainty over whether such tax consequences would “flow through” to the partners. We believe this uncertainty clouds whether it is “apparent” as that term is used in the preceding quote. You state “We do not believe that the uncertainty surrounding the sustainability of amortization deductions is uncharacteristic of a deferred tax asset.” In this regard, please provide us any relevant examples of inside basis differences (or temporary differences for which a deferred tax asset has been recorded) in which the sustainability of the deduction, as opposed to the timing or ability to utilize it, could be in question.

Response: The outside tax basis of our investment in the LLP is not an amount that is subject to uncertainty. The uncertain tax position is related only to the timing and character of the deduction to be claimed under UK tax law. The fair value of our investment in the LLP and the outside tax basis of our investment in the partnership are greater than its book carrying value because our June 12, 2009 acquisition of the remaining 49% noncontrolling interest was treated as an equity transaction in accordance with FAS 141R and FAS 160. Accordingly, the outside tax basis of our investment in the LLP increased as a result of this acquisition, while our book basis did not. There is no uncertainty that the tax basis will be deductible in some period. While there is uncertainty related to the tax deduction for amortization of the intangible assets, including goodwill, there is no uncertainty related to the tax basis of our investment in the LLP.

The only example that we have identified where the sustainability of the deduction may be in question is when there is a question related to valuation of an exchange for tax purposes that if not sustained would reduce the amount of the deduction as well as the timing of the deduction. Aside from that, we are not aware of any relevant examples of inside basis differences (or temporary differences for which a deferred tax asset has been recorded) in which the sustainability of the deduction, as opposed to the timing or ability to utilize it, could be in question. We do not believe that the ultimate sustainability of the deduction is in question. Rather we believe that the timing and character of the deduction could be in question.

Comment: Notwithstanding the above comment, please tell us more about the “interpretations under which such deductions could be denied based on the specific facts and circumstances of [y]our acquisition.” Please contrast your facts and circumstances with the facts and circumstances contemplated by the statute. Finally you “…acknowledge that [y]our accounting treatment will expose the Company to an adverse financial reporting outcome in the event the DTA is later determined to be not more likely than not realizable as any valuation allowance subsequently recognized will be reflected as an expense within continuing operations.” You say that this (less likely than not) outcome will provide the financial statement users with important information about transaction economics that would not be provided had you never recorded the deferred tax asset. Please balance this information with how financial statement users were benefited by your initial entry to record retained earnings and the tax asset; especially when such equity may have not economically existed. On a different note, please contrast your income statement and balance sheet treatment for deferred taxes related to this basis difference that would have be recorded had the accounting literature that exists currently been applicable at the time of consummation of the acquisition.

Response: Due to the number of issues raised in the staff's comment, we have broken the comment and our response into three sections. Each section of the comment is reprinted, followed by our response thereto.

Comment: Notwithstanding the above comment, please tell us more about the “interpretations under which such deductions could be denied based on the specific facts and circumstances of [y]our acquisition.” Please contrast your facts and circumstances with the facts and circumstances contemplated by the statute.

Response: We believe amortization deductions are reasonably likely to be sustained upon examination. We obtained an opinion from a widely respected UK law firm concluding that it is more likely than not that GPUK, the UK corporate parent of the LLP, will be entitled to such deductions. We also consulted with Chartered Accountants in the UK who expressed concerns that the deductions might be denied under the related party rules of UK tax law and who were therefore unable to conclude that it is more likely than not that GPUK will be entitled to such deductions. The LLP was formed by HSBC and HSBC contributed its merchant acquiring business to the LLP in contemplation of our acquisition of our initial 51% controlling financial interest in the LLP. If the LLP is deemed a related party of HSBC for UK tax law purposes, GPUK may be denied amortization deductions. While we have received a “more likely than not” opinion from the law firm, which included a conclusion that the related party rules more likely than not would not apply to the LLP, the diversity of opinion regarding the ultimate outcome prevents us from concluding that amortization deductions are more likely than not to be sustained upon examination.

Comment: Finally you “…acknowledge that [y]our accounting treatment will expose the Company to an adverse financial reporting outcome in the event the DTA is later determined to be not more likely than not realizable as any valuation allowance subsequently recognized will be reflected as an expense within continuing operations.” You say that this (less likely than not) outcome will provide the financial statement users with important information about transaction economics that would not be provided had you never recorded the deferred tax asset. Please balance this information with how financial statement users were benefited by your initial entry to record retained earnings and the tax asset; especially when such equity may have not economically existed.

Response: We believe that financial statement users benefit from recording the deferred tax asset because doing so communicates future anticipated tax benefits associated with the transaction that are not apparent from the GAAP accounting treatment of the transaction. We note that our lack of financial reporting basis in our purchase of the remaining 49% of the LLP was unique in that it was purely the result of our initial controlling financial interest having been acquired under the provisions of FAS 141 and our subsequent purchase of the noncontrolling interest having been acquired under the provisions of FAS 141R and FAS 160. If both steps of the transaction had been consummated under the provisions of either the prior or current literature, we would have had, at the inception of the transaction(s), financial reporting basis approximately equal to our tax basis. We believe that recording the deferred tax asset while also recognizing the associated amortization deductions as uncertain tax positions best reflects the economic substance of the transaction and is most consistent with the provisions and intent of ASC 740. With regard to equity, our intent was certainly not to record equity that may not have economically existed. Our intent was to consistently apply the transition provisions of FAS 141R and FAS 160. We note that such transition provisions resulted in substantial reductions to equity that would not have been recorded if both our initial acquisition and our subsequent purchase of noncontrolling interest had been accounted for under either FAS 141 and ARB 51 or FAS 141R and FAS 160.

Comment: On a different note, please contrast your income statement and balance sheet treatment for deferred taxes related to this basis difference that would have be recorded had the accounting literature that exists currently been applicable at the time of consummation of the acquisition.

Response: Our policy for the application of ASC 740 to investments in partnerships and other “pass-through” entities is to record deferred tax assets and liabilities based on our outside basis in such entities. We believe that if FAS 141R [Section 805 Business Combinations] would have been applicable to our June 30, 2008 acquisition of a 51% controlling financial interest in the LLP, the assets, liabilities and noncontrolling interest in the LLP would have been recorded at 100% of their fair values on the acquisition date. We believe our outside tax basis and our book basis in the LLP would have been approximately the same, and we would therefore not have recorded any significant deferred tax assets or liabilities associated with the acquisition. We would have accounted for our subsequent purchase of the remaining 49% ownership interest in the LLP as a reduction of noncontrolling interest with any difference between purchase price and book value reflected as an adjustment to equity. At this point, we believe our outside tax basis would have approximated our book basis, and we would not have recorded any significant deferred tax assets or liabilities associated with our purchase of noncontrolling interest.

We would have taken tax deductions for amortization of identified intangible assets equal to book amortization and tax deductions for goodwill amortization with no amortization for book purposes. We would have recorded liabilities for uncertain tax positions related to amortization deductions taken in the as-filed tax returns. We would also have recorded a deferred tax asset for the resulting excess of our outside tax basis over the book basis of our investment in the LLP. If such amortization deductions were sustained upon examination, or as the associated statutes of limitations expired, we would have reversed the liability for uncertain tax position and reduced the deferred tax asset as the outside basis difference closed.

Our current treatment reflects our June 30, 2008 acquisition of a 51% controlling financial interest in the LLP under the provisions of FAS 141 and our subsequent noncontrolling interest purchase under the provisions of FAS 141R and FAS 160. Our initial acquisition was recorded using the purchase method of accounting, and the assets and liabilities of the LLP were recorded at 51% of their fair values, and minority interest was recorded at historical cost. We did not record any significant deferred tax assets or liabilities as our book and outside tax basis were approximately the same at the time of our acquisition of our initial 51% interest. Our subsequent purchase of the remaining 49% ownership interest in the LLP was treated as an equity transaction in which the significant excess of our purchase price over the historical cost carrying value of the noncontrolling interest was recorded as a reduction of equity. Accordingly, our outside tax basis is substantially in excess of our book basis, and we recorded a deferred tax asset for the resulting outside basis difference with a corresponding increase in equity.

We have taken tax deductions for amortization of identified intangible assets in excess of book amortization because the identified intangibles were not “stepped up” to 100% of their fair value when we acquired the noncontrolling interest. We have taken tax deductions for goodwill amortization with no amortization for book purposes. We have recorded a liability for uncertain tax position related to all amortization deductions that we have claimed in the as-filed tax returns. If such deductions are sustained upon examination, or as the associated statutes of limitations expire, we will reverse the liability for uncertain tax position with corresponding reduction of the deferred tax asset as the outside basis difference closes. We note that this treatment will result in no recognition of tax benefits for amortization of identified intangible assets and goodwill in excess of book amortization, which we believe is consistent with the intent of ASC 740.

In connection with our responses to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your offer to discuss this issue via telephone. Once we have filed this response, I will call to try to schedule such a discussion. Meanwhile, should you, or any member of your team, wish to discuss these responses with me, please contact me at (770) 829 - 8492.

Sincerely,
GLOBAL PAYMENTS INC.
/s/ Daniel C. O'Keefe
Daniel C. O'Keefe
Senior Vice President and Chief Accounting Officer